Exhibit 99.1

PDD Holdings Announces First Quarter 2023 Unaudited Financial Results

DUBLIN and SHANGHAI, May 26, 2023 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

●	Total revenues in the quarter were RMB37,637.1 million (US$[1]5,480.4 million), an increase of 58% from RMB23,793.7 million in the same quarter of 2022.

●	Operating profit in the quarter was RMB6,929.0 million (US$1,008.9 million), an increase of 222% from RMB2,154.4 million in the same quarter of 2022. Non-GAAP[2] operating profit in the quarter was RMB8,462.4 million (US$1,232.2 million), an increase of 130% from RMB3,677.2 million in the same quarter of 2022.

●	Net income attributable to ordinary shareholders in the quarter was RMB8,101.0 million (US$1,179.6 million), an increase of 212% from RMB2,599.5 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB10,126.4 million (US$1,474.5 million), an increase of 141% from RMB4,200.4 million in the same quarter of 2022.

“Technology is the cornerstone of sustainable and inclusive growth that creates positive value for society,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We will channel more resources to R&D as it is the key catalyst in driving efficiency and uncovering opportunities.”

“We are entering a new phase of development where we are fully committed to fostering high-quality growth and further strengthening our ecosystem,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We are launching a dedicated ‘10 Billion Ecosystem Initiative’ to facilitate an environment where quality merchants can flourish.”

“Patient investment is essential for us to promote ecosystem vibrancy and sustainability,” said Ms. Jun Liu, VP of Finance at PDD Holdings. “We are still in the investment stage, and we plan to step up our investment to further support quality growth.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

First Quarter 2023 Unaudited Financial Results

Total revenues were RMB37,637.1 million (US$5,480.4 million), an increase of 58% from RMB23,793.7 million in the same quarter of 2022. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

●	Revenues from online marketing services and others were RMB27,244.4 million (US$3,967.1 million), an increase of 50% from RMB18,202.3 million in the same quarter of 2022.

●	Revenues from transaction services were RMB10,392.6 million (US$1,513.3 million), an increase of 86% from RMB5,591.4 million in the same quarter of 2022.

Total costs of revenues were RMB11,125.3 million (US$1,620.0 million), an increase of 55% from RMB7,159.6 million in the same quarter of 2022. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB19,582.7 million (US$2,851.5 million), an increase of 35% from RMB14,479.7 million in the same quarter of 2022. The increase was primarily due to an increase in sales and marketing expenses.

●	Sales and marketing expenses were RMB16,259.7 million (US$2,367.6 million), an increase of 45% from RMB11,219.1 million in the same quarter of 2022, mainly due to the increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB816.4 million (US$118.9 million), an increase of 38% from RMB592.1 million in the same quarter of 2022, primarily due to an increase in staff related costs.

●	Research and development expenses were RMB2,506.7 million (US$365.0 million), a slight decrease of 6% from RMB2,668.5 million in the same quarter of 2022.

Operating profit in the quarter was RMB6,929.0 million (US$1,008.9 million), an increase of 222% from RMB2,154.4 million in the same quarter of 2022. Non-GAAP operating profit in the quarter was RMB8,462.4 million (US$1,232.2 million), an increase of 130% from RMB3,677.2 million in the same quarter of 2022.

Net income attributable to ordinary shareholders in the quarter was RMB8,101.0 million (US$1,179.6 million), an increase of 212% from RMB2,599.5 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB10,126.4 million (US$1,474.5 million), an increase of 141% from RMB4,200.4 million in the same quarter of 2022.

Basic earnings per ADS was RMB6.13 (US$0.89) and the diluted earnings per ADS was RMB5.55 (US$0.81), compared with basic earnings per ADS of RMB2.06 and diluted earnings per ADS of RMB1.84 in the same quarter of 2022. Non-GAAP diluted earnings per ADS was RMB6.92 (US$1.01), compared with RMB2.95 in the same quarter of 2022.

Net cash generated from operating activities was RMB1,338.0 million (US$194.8 million), compared with net cash used in operating activities of RMB9,068.1 million in the same quarter of 2022, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB157.0 billion (US$22.9 billion) as of March 31, 2023, compared with RMB149.4 billion as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on May 26, 2023 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit and non-GAAP net income attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s and global e-commerce markets; changes in its revenues and certain cost or expense items; the expected growth of China’s and global e-commerce markets; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	34,326,192	19,771,265	2,878,919
Restricted cash	57,974,225	50,898,735	7,411,430
Receivables from online payment platforms	587,696	693,111	100,925
Short-term investments	115,112,554	137,263,553	19,987,121
Amounts due from related parties	6,318,830	4,896,517	712,988
Prepayments and other current assets	2,298,379	2,287,742	333,121
Total current assets	216,617,876	215,810,923	31,424,504

Non-current assets
Property, equipment and software, net	1,044,847	948,095	138,053
Intangible assets	134,002	23,403	3,408
Right-of-use assets	1,416,081	1,640,361	238,855
Deferred tax assets	1,045,030	1,298,602	189,091
Other non-current assets	16,862,117	20,344,866	2,962,442
Total non-current assets	20,502,077	24,255,327	3,531,849

Total Assets	237,119,953	240,066,250	34,956,353

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,676,391	1,960,013	285,400
Customer advances and deferred revenues	1,389,655	1,543,135	224,698
Payable to merchants	63,316,695	55,878,527	8,136,544
Accrued expenses and other liabilities	20,960,723	21,515,816	3,132,944
Merchant deposits	15,058,229	15,683,470	2,283,690
Convertible bonds, current portion	13,885,751	13,712,209	1,996,652
Lease liabilities	602,036	729,446	106,216
Total current liabilities	116,889,480	111,022,616	16,166,144

Non-current liabilities
Convertible bonds	1,575,755	1,554,736	226,387
Lease liabilities	870,782	978,399	142,466
Deferred tax liabilities	13,025	382	56
Total non-current liabilities	2,459,562	2,533,517	368,909

Total Liabilities	119,349,042	113,556,133	16,535,053

Shareholders’ equity
Ordinary shares	170	171	25
Additional paid-in capital	99,250,468	100,784,131	14,675,306
Statutory reserves	5,000	5,000	728
Accumulated other comprehensive income	3,322,238	2,426,753	353,363
Retained earnings	15,193,035	23,294,062	3,391,878
Total Shareholders’ Equity	117,770,911	126,510,117	18,421,300

Total Liabilities and Shareholders’ Equity	237,119,953	240,066,250	34,956,353

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	23,793,689	37,637,050	5,480,379
Costs of revenues	(7,159,595)	(11,125,285)	(1,619,967)
Gross profit	16,634,094	26,511,765	3,860,412

Sales and marketing expenses	(11,219,068)	(16,259,688)	(2,367,594)
General and administrative expenses	(592,113)	(816,402)	(118,877)
Research and development expenses	(2,668,507)	(2,506,657)	(364,998)
Total operating expenses	(14,479,688)	(19,582,747)	(2,851,469)

Operating profit	2,154,406	6,929,018	1,008,943

Interest and investment income, net	796,261	1,463,599	213,117
Interest expenses	(12,640)	(11,687)	(1,702)
Foreign exchange gain/ (loss)	20,084	(16,037)	(2,335)
Other income, net	239,770	1,227,520	178,741

Profit before income tax and share of results of equity investees	3,197,881	9,592,413	1,396,764
Share of results of equity investees	(33,616)	106,389	15,491
Income tax expenses	(564,814)	(1,597,775)	(232,654)
Net income	2,599,451	8,101,027	1,179,601

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	2,599,451	8,101,027	1,179,601
Net income attributable to ordinary shareholders	2,599,451	8,101,027	1,179,601

Earnings per ordinary share:
-Basic	0.52	1.53	0.22
-Diluted	0.46	1.39	0.20

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	2.06	6.13	0.89
-Diluted	1.84	5.55	0.81

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,036,733	5,282,720	5,282,720
-Diluted	5,688,094	5,850,378	5,850,378

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	18,202,282	27,244,426	3,967,096
- Transaction services	5,591,407	10,392,624	1,513,283
Total	23,793,689	37,637,050	5,480,379

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	9,181	37,368	5,441
Sales and marketing expenses	501,105	488,773	71,171
General and administrative expenses	383,296	478,062	69,612
Research and development expenses	629,168	529,199	77,057
Total	1,522,750	1,533,402	223,281

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in)/ generated from operating activities	(9,068,096)	1,338,022	194,831
Net cash used in investing activities	(4,852,089)	(22,620,247)	(3,293,763)
Net cash generated from financing activities	43	53	8
Effect of exchange rate changes on cash, cash equivalents and restricted cash	10,163	(348,245)	(50,709)

Decrease in cash, cash equivalents and restricted cash	(13,909,979)	(21,630,417)	(3,149,633)
Cash, cash equivalents and restricted cash at beginning of period	66,043,971	92,300,417	13,439,982
Cash, cash equivalents and restricted cash at end of period	52,133,992	70,670,000	10,290,349

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	2,154,406	6,929,018	1,008,943
Add: Share-based compensation	1,522,750	1,533,402	223,281
Non-GAAP operating profit	3,677,156	8,462,420	1,232,224

Net income attributable to ordinary shareholders	2,599,451	8,101,027	1,179,601
Add: Share-based compensation	1,522,750	1,533,402	223,281
Add: Interest expenses related to convertible bonds’ amortization to face value	12,640	11,687	1,702
Add: Loss from fair value change of certain investments	65,600	480,276	69,934
Non-GAAP net income attributable to ordinary shareholders	4,200,441	10,126,392	1,474,518

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,688,094	5,850,378	5,850,378

Diluted earnings per ordinary share	0.46	1.39	0.20
Add: Non-GAAP adjustments to earnings per ordinary share	0.28	0.34	0.05
Non-GAAP diluted earnings per ordinary share	0.74	1.73	0.25
Non-GAAP diluted earnings per ADS	2.95	6.92	1.01